Virtus Global Dividend & Income Fund Inc.

101 Munson Street

Greenfield, MA 01301-9683

August 20, 2019

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:        Virtus Global Dividend & Income Fund Inc. (the “Fund”)

Registration Statement on Form N-14 (the “Registration Statement”)

File Nos. 333-232525 and 811-05620

Dear Ms. Dubey:

On July 2, 2019 and August 20, 2019, the Fund filed its Registration Statement on Form N-14 and Pre-Effective Amendment No. 2 to such Registration Statement relating to the proposed reorganization of Virtus Total Return Fund Inc. into the Fund.

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on Tuesday, August 20, 2019, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Arie Heijkoop, Jr. of Sullivan & Worcester LLP at (202) 775-1227, and that such effectiveness also be confirmed in writing.

Very truly yours,

Virtus Global Dividend & Income Fund Inc.

By: /s/ William Renahan

Name: William Renahan

Title: Secretary and Chief Legal Officer